UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

July 13, 2005

ACXIOM CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-13163	71-0581897
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180
Little Rock, Arkansas 72203-8180
(Address of principal executive offices, including zip code)

(501)-342-1000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

The Registrant issued a press release, dated July 13, 2005 (the "Press Release"), which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits.

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACXIOM CORPORATION

By: /s/ Jerry C. Jones
      Jerry C. Jones
      Business Development/Legal Leader

Date: July 13, 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release



#1 Information Way
P.O. Box 8180
Little Rock, AR 72203-8180
www.acxiom.com

EXHIBIT 99.1

Financial Relations:
Katharine Raymond
Investor Relations Coordinator
Acxiom Corporation
(501) 342-1321

Media Relations:
Dale Ingram
Public Relations Leader
Acxiom Corporation
(501) 342-4346
EACXM

Acxiom® Acknowledges Receipt of ValueAct Capital Letter

LITTLE ROCK, Ark — July 13, 2005 — Acxiom® Corporation (Nasdaq: ACXM) today confirmed that it has received a letter from ValueAct Capital offering to acquire all outstanding shares of Acxiom common stock it does not already own at a purchase price of $23.00 per share. The Acxiom Board of Directors will review the letter in accordance with its fiduciary obligations.

About Acxiom Corporation

Acxiom Corporation integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China. For more information, visit www.acxiom.com.